Exhibit 99.1
GoFish Reports First Quarter Financial Results and Announces Full-Year Guidance

Firmly Establishes Presence as Premier Online Youth Entertainment and Media Network

SAN FRANCISCO--(BUSINESS WIRE)--GoFish Corporation (OTCBB: GOFH, www.gofishcorp.com), a leading online youth entertainment and media network, reports its results for the quarter ended March 31, 2008. The company also reports revenue guidance for its full-year, projected to range between $8.5 million and $11.0 million. In February, GoFish refined its strategy and launched the first online media network focused on youth entertainment. GoFish is the exclusive brand advertising partner for its network of quality youth-focused sites (“publishers”) and works with content owners and marketers to reach the lucrative six- to seventeen-year-old demographic and their co-viewing parents.

Company Highlights

GoFish’s industry expertise, coupled with recent trends in online consumer behavior and traffic patterns, has enabled the company to expand its publisher base quickly and realize increased demand for its advertising solutions. During the quarter, the company signed several new publishers and grew audience reach from approximately ten million unique users to over twenty million unique users as of April 30, 2008. These partnerships include WeeWorld, an avatar-based social network, and Cookie Jar Entertainment’s Magi-Nation: Battle for the Moonlands, a dynamic role-playing adventure game, as well as Whyville, Demand Media and other top publishers.

Since its February launch, GoFish also reports increased demand for its advertising solutions and a robust sales pipeline. The company anticipates that quarterly revenues will increase for the remainder of the year as the sales cycle matures and the network continues to expand.

For the three months ended March 31, 2008, revenues increased to $657,150, as compared to $24,074 for the three months ended March 31, 2007. The year-over-year increase reflects higher sales from advertising sold across the network of owned and affiliated publisher websites.

Management Comment, Tabreez Verjee, President of GoFish

“We are making considerable inroads as a leading player in the market, and our full-year revenue guidance reflects our expectations about the company’s future opportunities. We attribute the decrease in quarterly revenue when compared to last quarter to the seasonality of online ad spending, particularly in the youth market. The GoFish Network has grown tremendously during the past three months and the size of the network is a lagging indicator for revenue due to the length of the sales cycle. The sales cycle for brand advertisers generally ranges from between three to nine months, and so the vast majority of first quarter revenue came from selling advertising for publishers in our network as of the end of the third quarter of 2007. Now that all of our announced relationships are in full effect and our expanded sales team is in place, we expect to realize greater revenue in subsequent quarters and have already seen a significant increase in activity since our formal launch at the end of February.

“In only a few short months we have successfully refined our business model, engaged top-tier industry professionals, secured dozens of leading brand advertisers, and built our network to be a leader focused on the youth demographic and the third largest opportunity for advertisers behind Disney Online and Nickelodeon.

“We are confident that 2008 will be a strong year for us. We continue to secure new relationships and grow our existing ones. We have built a strong foundation, and we are well-positioned to take advantage of favorable trends in the market.”

About GoFish Corporation

GoFish Corporation (www.gofishcorp.com) (OTCBB: GOFH - News), headquartered in San Francisco with offices in Los Angeles and New York, is a leading youth entertainment and media company specializing in creating, aggregating, distributing and monetizing premium youth content on a large network of quality youth-focused sites. The GoFish Network of sites reaches over 20 million unduplicated online users domestically, and over 60 million unduplicated online users worldwide. GoFish has been a pioneer in the sale of online content appealing to the hard-to-reach youth market and presently ranks as the 3rd largest kids/teens opportunity for blue-chip advertisers.*

Source: comScore Media Metrix Digital Calculator, April 2008. Unduplicated potential reach of the GoFish Network with currently signed partners. The Kids/Teen category has been custom-defined by GoFish Corporation and is not a standard comScore Media Metrix category.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release are generally identified by words, such as “projects,” “believes,” “anticipates,” “plans,” “expects,” “will,” and “would,” and similar expressions that are intended to identify forward-looking statements. Forward-looking statements in this press release include, without limitation, the statement that the financing will allow GoFish to continue to implement its sales and marketing strategy. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of GoFish to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and that undue reliance should not be placed on such statements. Actual events may differ materially from those mentioned in these forward-looking statements because of a number of risks and uncertainties. Discussion of factors affecting GoFish’s business and prospects is contained in GoFish’s periodic filings with the Securities and Exchange Commission. GoFish undertakes no obligation to publicly update or revise any forward-looking statements or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by the securities laws. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements and the discussion of risk factors contained in the GoFish’s filings with the Securities and Exchange Commission. These filings are available on a website maintained by the Securities and Exchange Commission at www.sec.gov.

Contact:
The Investor Relations Group
212-825-3210
Investor Relations:
Michael Crawford
mcrawford@investorrelationsgroup.com
or
Emily Hanan
ehanan@investorrelationsgroup.com
or
Media Relations:
Susan Morgenbesser
smorgenbesser@investorrelationsgroup.com
or
George H. Simpson Communications
George Simpson, 203-521-0352
george@georgesimpson.com